



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



May 2, 2005

Samuel K. Lee
Associate General Counsel,
Corporate, Finance and Ventures
Office of General Counsel
Xerox Corporation
800 Long Ridge Road
Stamford, CT 06904

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2 MAY 2005



05054500

Re: Xerox Corporation
Incoming letter dated April 14, 2005

Dear Mr. Lee:

This is in response to your letter dated April 14, 2005 concerning the shareholder proposal submitted to Xerox by Edward P. Olson. We also have received a letter on the proponent's behalf dated April 27, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAY 26 2005
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278


XEROX

Via Overnight Delivery and Fax


RECEIVED
2005 APR 15 PM 2:51
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

April 14, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Relating to Poison Pill Received April 11, 2005

Dear Sir or Madam:

This letter and the attached materials are submitted by Xerox Corporation (the "Company") in accordance with Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended. The Company received a letter on April 11, 2005 from John Chevedden ("Proponent"), presenting a proposal for inclusion in the Company's 2005 proxy materials (the "Proposal"). A copy of the Proposal and the materials that accompanied it are attached hereto as Exhibit A. The Company hereby advises the Commission that it intends to exclude the Proposal from its 2005 proxy materials for the reasons described below, and respectfully requests confirmation from the staff of the Division of Corporation Finance (the "Staff") that no enforcement action will be recommended if the Company so excludes the Proposal. By copy of this letter, we are advising the Proponent of the Company's intention. In accordance with Rule 14a-8(j)(2) there are submitted herewith five additional copies of this letter and the attached materials.

The Company filed with the Commission and began mailing to its shareholders its definitive 2005 proxy materials on April 11, 2005 and will hold its annual meeting of shareholders on May 19, 2005. The Company acknowledges that this letter does not satisfy the requirement in Rule 14a-8(j) that a company file its reasons for excluding a proposal no later than 80 days before it files its definitive proxy statement, unless it can show good cause for missing such deadline. As the Proposal was not received until after the 80 day deadline, the Company requests that the Staff consider this fact to be good cause under the Rule and hereby requests a waiver of the 80 day requirement in Rule 14a-8(j)(1).

The Proposal may be Excluded under Rule 14a-8(e)(2) because the Proponent Failed to Submit the Proposal to the Company's Principal Executive Offices Prior to the Deadline

Rule 14a-(8)(e)(2) under Regulation 14A provides that a company must receive a shareholder proposal at its principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous



year's annual meeting. The Company's 2004 proxy materials stated that:

> "(I)f a shareholder wants us to include a proposal in our proxy statement and form of proxy for the 2005 Annual Meeting of Shareholders, the proposal must be received by us at P.O. Box 1600, Stamford, Connecticut 06904, Attention: Secretary- **no later than December 4, 2004**." (emphasis added).[1]

The December 4, 2004 date was calculated pursuant to the guidelines in Rule 14a-(e)(2) and meets the requirements therein. The Company did not receive the Proposal at its principal executive offices until April 11, 2005, more than four months after the deadline had passed. The Company believes that the Proposal may be properly excluded from the Company's 2005 proxy materials pursuant to Rule 14a-8(e)(2) because the Proposal was received at its principal executive offices after the deadline for submitting shareholder proposals.

1. Factual Background.

- On Friday, April 1, 2005 at 10:00 p.m. the Proponent sent an e-mail communication (attached hereto as Exhibit B) to the Company's investor relations department (with a copy to the Staff at ***cfletters@sec.gov***), in which he stated he had submitted a shareholder proposal on October 28, 2004 via fax for inclusion in the Company's 2005 proxy materials. The message contained no information on what fax number such shareholder proposal was supposedly transmitted to, or any information on the subject of the shareholder proposal. The Company had no prior record of any such shareholder proposal received from the Proponent or of any other communication from him.

- On the next business day, Monday, April 4, 2005, both the Company's Corporate Secretary at the time of the alleged transmission and the Company's current Corporate Secretary contacted the Proponent by telephone to inquire about the alleged proposal, as the Company was not aware of any such proposal. Proponent was unable to provide any information on either the subject of the alleged proposal or to which fax number within Xerox to which it was purportedly sent.

- The Company's Corporate Secretary followed up with an e-mail request to the Proponent for information on Tuesday, April 4, 2005 (attached hereto as Exhibit C).

- On Wednesday, April 6, 2005 Proponent sent a reply e-mail to the Corporate Secretary stating that he would forward the details of his submission to the Company (attached hereto as Exhibit D).

[1] The Company's 2004 proxy materials go on to state that "Under our By-Laws any shareholder wishing to make a nomination for director, or wishing to introduce any business, at the 2005 Annual Meeting of Shareholders must give the Company advance notice as described in the By-Laws. To be timely, we must receive your notice for the 2005 Annual Meeting at our offices mentioned above **no earlier than November 4, 2004 or no later than December 4, 2004.**" (emphasis added). Section 602 of the New York Business Corporation Law (the "NYBCL") permits a corporation's By-laws to designate reasonable procedures for the calling and conduct of a meeting of shareholders, including but not limited to specifying… (iv) the procedures with respect to the making of shareholder proposals..." The Company's By-laws provide that "To be timely, a shareholder's notice [of a nomination for the Board of Directors or of business proposed at a meeting of shareholders] shall be delivered to or mailed and received at the principal executive offices of the Company not less than 120 days nor more than 150 days in advance of the date which is the anniversary of the date the Company's proxy statement was released to security holders in connection with the previous year's annual meeting."



- On Monday, April 11, 2005 the Company received the material attached as Exhibit A, from the Proponent, which includes among other things of a copy of his letter of April 6, 2005 to the Staff stating that the Proposal should be included in the Company's definitive proxy materials for the 2005 Annual Meeting of Shareholders and a copy of his Proposal. The Company represents that prior to this April 11, 2005 transmission, the same day that the Company began mailing its proxy materials to its shareholders and filed its definitive proxy materials with the Commission, the Company had not received the Proposal at its principal executive offices.

Included in the Proponent's supporting materials received on April 11, 2005 was a copy of a fax confirmation and phone record showing a transmission on October 28, 2004 to the fax number (203) 968-3218. After some investigation, the Company traced fax number (203) 968-3218 to a location within its treasury department at 800 Long Ridge Road, Stamford, CT. Also included within Proponent's materials is printout of a third party website called "Hoover's.com," which claims to list information on public companies gleaned from undetermined sources, and includes the fax number (203) 968-3218 for the Company. The Company did not provide or verify any information to Hoovers.com, and is not aware of how it compiles its information.

The fax number in question corresponds to a multi-function printer, copier and fax unit in a common copying and printing area within the treasury department. A number of employees have access to such machine and the other copiers and printers in this printing room and it is not monitored for unsolicited communications, nor is any particular employee responsible for reviewing the materials that may be located or unclaimed on any such machine.

2. Failure to Deliver the Proposal to the Principal Executive Offices Prior to the Deadline Should Permit Exclusion.

The Staff has consistently permitted companies to exclude proposals that are received at such companies' principal executive offices after the deadline for submitting shareholder proposals. *See Dell Inc.* (avail. March 25, 2005) (proposal excludable when received at principal executive offices two weeks after published deadline); *Dominion Resources Inc.* (avail. March 2, 2005) (proposal excludable when received at principal executive offices two months after published deadline); *Acutant Corporation* (avail. November 26, 2003) (proposal excludable when received at principal executive offices three months after published deadline). Proposals transmitted to other than a company's principal executive offices and consequently not received before the deadline have also been consistently considered excludable by the Staff. *See Intel Corporation* (March 5, 2004) (proposal excludable when received after the deadline because proponent sent it to the company's engineering department, not its principal executive offices) ("*Intel*"); *The DIRECTV Group, Inc.* (avail. March 23, 2005) (proposal from the same Proponent excludable when received after the deadline because Proponent sent it to the communications department of a subsidiary, not the company's principal executive offices) ("*DirecTV*").

Moreover, a factual or good faith error on the part of the proponent when submitting a proposal will not excuse a shareholder's failure to timely submit a proposal. *See The Coca Cola Company* (Jan. 11, 2001) (proposal excludable when proponent e-mailed it to the company's transfer agent's address listed on Coca-Cola's website, even when transmission



routed to the company after the deadline); *Datastream* (March 9, 2005) (proposal excludable when received after deadline because of delays with United Parcel Service's delivery caused by a snowstorm); *Walgreen Co.* (October 8, 2004) (proposal excludable when shareholder relied on number listed as the corporate headquarters' fax number on each of yahoo.com, forbes.com, investorsedge.com, investor.news.com, buyandhold.com and globalstock.ru, when such number was actually a phone number of an employee at the corporate headquarters) ("*Walgreen*"). Additionally, the Staff advised in *Division of Corporate Finance: Staff Legal Bulletin No. 14- Shareholder Proposals* (July 13, 2001) that "(t)he proposal must be received at the company's principal executive offices. Shareholders can find this address in the company's proxy statement. If a shareholder sends a proposal to any other location, even if it is to an agent of the company or to another company location, this would not satisfy the requirement."

Based on the evidence submitted by the Proponent, it appears a fax transmission was made on October 28, 2004 to a fax number in the Company's treasury department. While the Company does not know whether such transmission was in fact the Proposal, even if it was, such transmission did not constitute delivery to the Company's principal executive offices as required under Rule 14a-8(e)(2). The transmission submitted to the Company was sent to a fax number that the Company does not publicize as a valid means for transmitting shareholder proposals, obtained from a source the Company did not authorize or provide information to, and inconsistent with the instructions for submitting shareholder proposals set out in the Company's 2004 proxy materials. The machine associated with such number is an unmonitored, multi-function printer, copier and fax machine located in a common area of the treasury department and intended for use by a number of employees. Moreover, the treasury department itself is located on a different floor from the Company's principal executive offices. The fax machine in the treasury department is clearly a different company location, which fails to meet the requirements set forth in *Legal Bulletin No. 14*.

The Company provides the P.O. Box address in its proxy materials because it has established effective internal controls over the physical transmission of mail, and shareholder proposals received in this way are properly routed to the Office of the Corporate Secretary.[2] With the revolutions in modern technology and electronic transmissions such as fax and e-mail, the concept that a company's principal executive offices are defined solely by geographic location is impractical. The Company had no reasonable expectation that shareholder proposals would be received at the number in the treasury department used by Proponent, and in fact the Company was not aware that the fax number in question was publicized by third parties as a means to communicate with the Company. As in the *DirecTV* and *Intel* situations, sending shareholder proposals to departments outside of the principal executive offices, whether they be located in nearby buildings as in *DirecTV* or *Intel* or on separate floors of a large office building, as in the Company's case, does not satisfy the requirements of Rule 14a-8(e)(2) that a company must receive a shareholder proposal at its principal

[2] In its efforts to ensure proper delivery of shareholder proposals, the Company, as permitted by the NYBCL and its By-laws, establishes and publicizes a window of thirty days for receipt of shareholder proposals. This is clearly stated in its proxy materials. During this time period the Company has a heightened awareness of the possibility of such proposals arriving to the Corporate Secretary's Office. The Company would have less expectation that a proposal would be received other than during this specified period. The Proponent alleges that he sent his fax on October 28, 2004, which the Company notes is outside of the time period set out in the proxy materials, in violation of the Company's By-law provisions for submitting business to be addressed at the upcoming shareholder meeting.



executive offices.

Furthermore, Proponent's reliance on inaccurate information published on a third party website is consistent with other situations where the Staff permitted exclusion of a proposal despite a proponent's good faith efforts to timely transmit a shareholder proposal to a company's principal executive offices. The facts here are comparable to the situation in *Walgreen* where a shareholder relied on inaccurate third party website information for a fax number and the company was permitted to exclude the proposal.

The Company notes that in *FirstEnergy Corp.* (March 3, 1999) ("*FirstEnergy*"), the Staff did not allow a shareholder proposal to be excluded when there was evidence of proper transmission to the fax machine of the company's Chairman and Chief Executive Officer, despite the company's allegation that the proposal was never received. The Company's situation is distinguishable from the facts in *FirstEnergy*, however, as in that case the fax number used was squarely within the company's principal executive offices where such communications would reasonably be expected to arrive, and in the Company's case, the fax transmission was not located within the principal executive offices, and was instead to an unmonitored fax in the treasury department, where there was no expectation of such communication.

Accordingly, the Company believes that it may properly exclude the Proposal. Based on the foregoing, the Proposal was not received by the Company's principal executive office on October 28, 2004, but rather was first received at such offices only on April 11, 2005, well after the deadline of December 4, 2004 disclosed in the Company's 2004 proxy materials which had been determined in accordance with Rule 14a-8(e)(2).

As the defect in the Proponent's Proposal cannot be cured, the Company has not provided Proponent notice and an opportunity to cure, as Rule 14a-8(f) requires for defects that can be remedied.

[SIGNATURE PAGE FOLLOWS]

Based upon the foregoing, the Company respectfully requests that the Staff indicate that it will not recommend enforcement action to the Commission if the Company omits the Proposal from its 2005 proxy materials. If you have any questions regarding this matter, please do not hesitate to contact me at (203) 968-4695.

Very truly yours,

Samuel K. Lee

c: John Chevedden (with attachments)


XEROX

EXHIBIT A

(See Attached.)

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

April 6, 2005
FX: 202-942-9525

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Xerox Corp. (XRX)
Rule 14a-8 Proposal: Redeem or Vote Poison Pill
Shareholder: Edward P. Olson

Ladies and Gentlemen:

This rule 14a-8 shareholder proposal was fax confirmed to the company on October 28, 2004. It was sent to the attention of:
Leslie F. Varon, Corporate Secretary
Xerox Corporation
800 Long Ridge Rd.
PO Box 1600
Stamford CT 06904

On April 4, 2005 Ms. Varon said that she was the Corporate Secretary on the date of the fax, October 28, 2004. Mr. J. Michael Farren said he is currently the Corporate Secretary.

The fax was sent to the fax number shown on the attached Hoover's listing (FX: 203-968-3218). This fax number is on the same line that lists the Xerox corporate headquarters address. The attached "Corporate Resources" page for Xerox consistently lists the Xerox Corporate headquarters as 800 Long Ridge Road, P.O. Box 1600, Stamford, Connecticut 06904. This corresponds to the text in the 2004 Xerox definitive proxy on the corporate headquarters for rule 14a-8 shareholder proposals:

REQUIREMENTS FOR SUBMISSION OF PROXY PROPOSALS, NOMINATION OF DIRECTORS AND OTHER BUSINESS

Shareholder Proposals for 2005 Meeting

We expect to hold our 2005 Annual Meeting during the second half of May and to issue our proxy statement for that meeting during the first half of April.

Under the SEC proxy rules if a shareholder wants us to include a proposal in our proxy statement and form of proxy for the 2005 Annual Meeting of Shareholders, the proposal must be received by us at P.O. Box 1600, Stamford, Connecticut 06904, Attention: Secretary-no later than December 4, 2004.

[end of quote]

The fax was sent on October 28, 2004 with the following redundant confirmations:
22:44 according to the fax machine confirmation
10:47:36 PM according to the telephone bill
The above times are verified by the attached line-item print-outs.

The On April 6, 2005 this fax number apparently still functioned as a fax.

Thus this proposal should be published in the company 2005 definitive proxy. I will be glad to provide further information.

Sincerely,

John Chevedden

cc: Edward P. Olson

Mr. J. Michael Farren
Corporate Secretary
Xerox Corporation

Edward P. Olson
3729 Weston Place
Long Beach, CA 90807

Leslie F. Varon, Corporate Secretary
Xerox Corporation
800 Long Ridge Rd.
PO Box 1600
Stamford CT 06904
PH: 203 968-3000
FX: 203 968-3218

Dear Leslie Varon,

This Rule 14a-8 proposal is respectfully submitted to advance the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Edward P. Olson

10/25/04
Date

3 – Redeem or Vote Poison Pill

RESOLVED, The shareholders of our company request our Board of Directors to redeem any poison pill, unless such poison pill is approved by the affirmative vote of holders of a majority of shares present and voting as a separate ballot item, to be held as soon as may be practicable.

Edward P. Olson, 3729 Weston Place, Long Beach, CA 90807 submitted this proposal.

61% Yes-Vote

This topic won an impressive 61% yes-vote at 50 major companies in 2004. The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic.

Pills Entrench Current Management

"They [poison pills] entrench the current management, even when it's doing a poor job. They [poison pills] water down shareholders' votes and deprive them of a meaningful voice in corporate affairs."

"Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Progress Begins with a First Step

I believe that the need to take the above RESOLVED step is reinforced by viewing our overall corporate governance fitness which is not impeccable. For instance in 2004 it was reported:

- Vernon Jordan was designated a "problem director" by The Corporate Library (TCL), an independent investment research firm in Portland, Maine. Reason: He served on the board of Xerox, which experienced serious governance-related difficulties in the past.
- Furthermore Mr. Jordan had non-director links to our company, had 30-years tenure – independence concern, held 8 director seats – over-extended concern and chiared our key nominating committee.
- Anne Mulcahy was also designated a "problem director" because she is the chairperson of the committee that set executive compensation at Fannie Mae, which received a CEO Compensation rating of "F" by TCL.
- An awesome 67% shareholder vote was required to make certain key changes – entrenchment concern.
- We had no Lead Director or Independent Chairman – independence concern.
- Three directors were each allowed to own from zero (0) to 1300 shares of stock – company confidence concern.
- 2002 CEO pay of $11 million including stock option grants.
  Source: Executive PayWatch Database,
  http://www.aflcio.org/corporateamerica/paywatch/ceou/database.cfm
- If CEO pay is excessive – this could be a sign that our board is weak in its oversight of our CEO.

The above slate of sub-par practices reinforce the reason to adopt the one RESOLVED statement at the beginning of this proposal.

Stock Value
I believe that if a poison pill makes our company difficult to sell or exchange for stock in a more valuable company – that our stock has less value.

Redeem or Vote Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Verification of stock ownership will be forwarded. Shares are intended to be held until after the shareholder meeting.



Xerox Corporation (NYSE: XRX)

800 Long Ridge Rd.Stamford, CT 06904 (Map)
Phone: 203-968-3000Fax: 203-968-3218
http://www.xerox.com

Covered by Josh Lower

You won't find many companies listed in the dictionary as a verb. Xerox is best known for its color and black-and-white copiers, but it also makes printers, scanners, and fax machines. The company sells document management software and copier supplies, offers such services as consulting and document outsourcing, and holds a stake in a joint venture with Fuji Photo Film called Fuji Xerox. Xerox designs its products for businesses in the financial services, graphic arts, health care, government, and industrial sectors. Customers include FedEx Kinko's and Southern Company.


Adobe Intelligent Document Platform

Overview & History

Key Numbers

Company Type	Public (NYSE: XRX)
D&B D-U-N-S Number	Subscribers Only
Fiscal Year-End	December
2004 Sales (mil.)	$14,788.0
1-Year Sales Growth	0.6%
2004 Net Income (mil.)	$859.0
1-Year Net Income Growth	138.6%
2004 Employees	58,100
1-Year Employee Growth	(4.9%)

More Financials

Key People

Chairman and CEO	Anne M. Mulcahy
SVP and CFO	Lawrence A. (Larry) Zimmerman
SVP and COO, Xerox Global Services	John M. Kelly
SVP and CTO; President,	




Women Business Owners Corporation

Corporate Resources

Xerox Corporation

Xerox, the Document Company
Read up on who Xerox is.
http://www.xerox.com/annualreport/1996/whoweare.htm

Corporate Headquarters
Xerox Corporation
800 Long Ridge Road
P.O. Box 1600
Stamford, CT 06904
Telephone: (203) 968-3000

1996 Annual Report
http://www.xerox.com/annualreport/1996/


Home


About NWBOC


Resources for Women


Resources for Purchasers


Corporate Resources


E-Mail

Please tell us what you like about the WBOC Network, and how we can improve it. We welcome your suggestions about resources we should provide to women suppliers. Internet addresses change often, so if you find one that is outdated, please let us know.
Contact us at info@wboc.org.
Last updated June 14, 1997. URL:http://www.wboc.org/coxerox.html.

UNITED STATES Select a country/region Search



Where to Buy Shopping Cart My Xerox Log In

Home Products Supplies Consulting & Outsourcing Account Management Support & Drivers

Contacts : USA

Contact Xerox
Support
Sales
Corporate
Scholarships
Research & Innovation
Search For Heroes

Contacts : Worldwide

Canada
Latin America & Caribbean
Africa
Europe
Middle East
Asia & Pacific

Contact Xerox : Corporate

Xerox Headquarters

1-203-968-3000
Monday - Friday
8:00 AM - 5:00 PM ET
800 Long Ridge Road
Stamford, CT 06904
United States

Environment, Health and Safety

1-800-828-6571
1-866-375-4134 TTY

Website : Environment, Health & Safety

Xerox Information and Referral

For phone numbers of Xerox personnel:

1-800-334-6200 (United States only)
Xerox Corporation
Monday - Friday
8:00 AM - 7:00 PM CT

Customer Relations

For customers who have unresolved complaints or concerns:

1-877-XRX-THXU (1-877-979-8498)
Monday - Friday
8:00 AM - 8:00 PM ET

Xerox Supplier Diversity - Market Access Program

For information concerning programs for female, service-disabled, and veteran-owned business enterprises that might act as Xerox Suppliers:

Contact: Dan Robinson, Manager, Global Purchasing-Market Access
1-585-422-2295 or 1-585-231-5655

College Programs / Student Information

Website : Student Programs

Other Student Inquiries (non-employment related): e-mail: Nancy.Dempsey
College Relations: e-mail: Garvin.Byrd

Xerox Historical Archives

For information concerning the history of Xerox Corporation and its products:

Contact : Ann A. Neal
Xerox Historical Archives
800 Phillips Road, Bldg. 200-04A
Webster, NY 14580
1-585-265-5462

Investor Services

1-800-828-6396 (United States only)
Monday - Friday
8:30 AM - 5:00 PM ET
Website : Investor Information

Public Relations



3U TELECOM INC.
2654 W. Horizon Ridge Pkwy
Suite B5-143
Henderson, NV 89052

This bill is available online at www.3utelecom.com

Also online: know how much you owe before you get your bill!

For questions please call customer service 1-800-97-ASK-3U, Mon-Fri, 9 AM to 5 PM PST, or email info@3utelecom.com.

Number dialed	Destination	Date	Time	Duration	Price
[illegible] 4360	Texas	10/28/2004	10:11:33 PM	00:01:37	$0.078
(203) 958 - 3218	Connecticut	10/28/2004	10:47:36 PM	00:01 43	$0.082

ACTIVITY REPORT

TIME : 10/29/2004 08:21
NAME :
FAX : 03103717872
TEL :

DATE	TIME	FAX NO./NAME	DURATION	PAGE(S)	RESULT	COMMENT
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	OK	TX ECM
10/28	22:44	12039683218	01:33	03	OK	TX ECM
10/29	07:28	355	46	01	OK	RX ECM

BUSY: BUSY/NO RESPONSE
NG : POOR LINE CONDITION
CV : COVERPAGE
CA : CALL BACK MSG
POL : POLLING
RET : RETRIEVAL



EXHIBIT B

(See Attached.)

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Friday, April 01, 2005 10:07 PM
To: Caldarelli, Darlene
Cc: CFLETTERS@SEC.GOV
Subject: Xerox Corporation

Dear Ms. Caldarelli,

A rule 14a-8 shareholder proposal was fax confirmed to the company on October 28, 2004. It was sent to the attention of:
Leslie F. Varon, Corporate Secretary
Xerox Corporation
800 Long Ridge Rd.
PO Box 1600
Stamford CT 06904

Please advise on April 4 or April 5 when the company management position statement will be forwarded to me.

Sincerely,
John Chevedden

cc: Edward P. Olson
Leslie F. Varon



EXHIBIT C

(See Attached.)

From: Farren, J. Michael
Sent: Tuesday, April 05, 2005 6:43 PM
To: 'olmsted7p@earthlink.net'
Cc: Varon, Leslie F; Caldarelli, Darlene
Subject: Reply to John Chevedden Regarding E-Mail Message Sent To Darlene Calderelli, Xerox Corporation

Dear Mr. Chevedden:

Ms. Caldarelli forwarded me your below email to her of April 1, 2005, as I am the current Corporate Secretary of Xerox Corporation. Your message of April 1, 2005 at 10:00 pm is to our knowledge the first correspondence that we have received from you, and neither Ms. Varon nor I have any record of the purported fax you reference in your email. As you and I discussed on the telephone yesterday, without further information immediately forthcoming from you, including verification of where and how the alleged fax was sent and a copy of the proposal that was supposedly included in that fax, we can understandably have no further comment to you on the matter. You may provide the requested information to me directly via fax at (203) 968-3055, or to the address specified in Xerox Corporation's 2004 Proxy Statement for submitting shareholder proposals, whichever you prefer. The address so specified is P.O. Box 1600, Stamford, Connecticut 06904, Attention: Secretary.

Regards,

J. Michael Farren

Cc: Leslie F. Varon, Darlene Caldarelli


XEROX®

EXHIBIT D

(See Attached.)

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Wednesday, April 06, 2005 1:01 PM
To: Farren, J. Michael
Cc: CFLETTERS@SEC.GOV
Subject: Xerox Corporation and rule 14a-8 proposal

Mr. J. Michael Farren
Corporate Secretary
Xerox Corporation
800 Long Ridge Rd.
PO Box 1600
Stamford CT 06904
PH: 203-968-3916

Mr. Farren,

In response to your April 5, 2005 email message I will forward this week to
the Office of Chief Counsel, with a copy to you, the details on the timely
submitted rule 14a-8 proposal for the 2005 annual meeting.

Sincerely,

John Chevedden

cc: Edward P. Olson

-----Original Message-----
From: John Chevedden [mailto:jr7cheve7@earthlink.net]
Sent: Thursday, April 28, 2005 2:56 AM
To: CFLETTERS@SEC.GOV
Subject: Xerox Corp. (XRX)Rule 14a-8 Proposal

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

April 27, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Xerox Corp. (XRX)
Rule 14a-8 Proposal: Redeem or Vote Poison Pill
Shareholder: Edward P. Olson

Ladies and Gentlemen:

The company answers the undisputed evidence of the rule 14a-8 proposal fax transmission with a descriptive story with no verification, documentation, methodology used or witnesses other than some April 2005 correspondence. For instance the method purportedly used to track the location of the fax machine is missing.

The rule 14a-8 proposal submission fax was sent on October 28, 2004 with the following redundant confirmations:

22:44 according to the fax machine confirmation

10:47:36 PM according to the telephone bill The above times are verified by the earlier attached line-item print-outs.

This rule 14a-8 shareholder proposal was fax confirmed to the company on October 28, 2004. It was sent to the attention of:
Leslie F. Varon, Corporate Secretary
Xerox Corporation
800 Long Ridge Rd.
PO Box 1600
Stamford CT 06904

On April 4, 2005 Ms. Varon said that she was the Corporate Secretary on the date of the fax, October 28, 2004. Mr. J. Michael Farren said he was the Corporate Secretary in April 2005.

The fax was sent to the fax number shown on the earlier attached Hoover's listing (FX: 203-968-3218). This fax number is on the same line that lists the Xerox corporate headquarters address. The earlier attached "Corporate Resources" page for Xerox consistently lists the Xerox Corporate headquarters as 800 Long Ridge Road, P.O. Box 1600, Stamford, Connecticut 06904. This corresponds to the text in the 2004 Xerox definitive proxy on the corporate headquarters for rule 14a-8 shareholder proposals:

The April 14, 2005 company letter is interspersed with redundant descriptive text when a reader would expect elaboration on method and witnesses providing verification or witnesses named to contact for verification.

The company claims that the fax machine was on a "different floor" of the same building but does not specify which floor, how many floors are in the building or whether the floor was directly above or below.

The company does not disclose the number of floors that the Principal executive offices occupy. The company does not claim that the Corporate Secretary's office is on a different floor from the fax machine.

The company does not claim that company employees would have difficulty in reading the name and title of the Corporate Secretary at the top of the rule
14a-8 submittal letter. The company does not claim that employees in the headquarters building would likely not know how to forward a letter from one office to another.

The company does not explain how it came to know that not one of the 58,000 employees of the company provided any fax information to Hoovers.com.

SLB No. 14 states:
"c. How does a shareholder know where to send his or her proposal?

"The proposal must be received at the company's principal executive offices."

The company claims that the exact floor number address is of critical importance. However the company definitive proxy does not provide the floor number address of the "principal executive offices."

The company not claim that mail addressed to its Post Office Box could not be routed in the normal course of business to the exact office where the fax machine is purportedly located. The company does not claim that mail addressed to both its Post Office Box and street address is never delivered directly to its street address.

The company claim of a 30-day window is ambiguous in the definitive proxy and thus could not be decided in favor of the company.

Then the company seems to transition away from its primary argument of proper location and opines that rule 14a-8 needs updating because "geographical location is impractical." The company appears to seek premature relief now under a rule it opines should be changed in the future and the company thereby undercuts its claim based on location.

The company may be seeking to be to prevail on a dubious claim that the building with the "principal executive offices" is not really the principal executive offices.

There is no affidavit supporting any of the company claims or hearsay. The company does not name any employees at the fax machine in order than the company account can be checked. There are no affidavits such as the employee affidavit used in FirstEnergy Corp. (March 3, 1999) which concerned the receipt of a rule 14a-8 proposal fax, included an employee affidavit and still did not receive company concurrence. It appears that FirstEnergy attempted a higher level of verification than the company here and still did not prevail.

The 2004 company proxy does not state that a fax would not constitute proper delivery of a rule 14a-8 proposal at the company headquarters. In fact rule
14a-8 specifically allows fax communication and can be interpreted as encouraging fax communication.

This is to request that the company not be granted concurrence because its story is simply not verified.

Sincerely,

John Chevedden

cc: Edward P. Olson

J. Michael Farren
Corporate Secretary
Xerox Corporation

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

May 2, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Xerox Corporation
Incoming letter dated April 14, 2005

The proposal relates to poison pills.

There appears to be some basis for your view that Xerox may exclude the proposal under rule 14a-8(e)(2) because Xerox did not receive the proposal before the deadline for submitting proposals. We note in particular your representation that the transmission number at issue corresponds with a facsimile machine in Xerox's treasury department. Accordingly, we will not recommend enforcement action to the Commission if Xerox omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that Xerox did not file its statement of objections to including the proposal in its proxy materials at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant Xerox's request that the 80-day requirement be waived.

Sincerely,

Robyn Manos
Special Counsel